UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

On January 6, 2026, CureVac N.V. (“CureVac”) completed the previously announced post-offer reorganization in connection with BioNTech SE’s (“BioNTech”) exchange offer for all outstanding common shares, par value €0.12 per share, of CureVac (the “CureVac Shares”). Pursuant to the post-offer reorganization, BioNTech became the sole owner of all of CureVac’s business operations, CureVac Merger B.V. (“CureVac Merger”) succeeded CureVac by merger, and no public shareholders continued to hold any CureVac Shares.

On January 6, 2026, CureVac notified the Nasdaq Global Market (“Nasdaq”) of the completion of the post-offer reorganization and requested that Nasdaq (i) suspend trading of the CureVac Shares on Nasdaq before the opening of trading on January 6, 2026 and (ii) file a Notification of Removal from Listing on Form 25 (the “Form 25”) with the Securities and Exchange Commission (the “SEC”) to delist the CureVac Shares from Nasdaq and deregister the CureVac Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon the effectiveness of the Form 25, the CureVac Shares will no longer be listed on Nasdaq. CureVac expects the delisting to be effective on January 16, 2026.

In addition, after effectiveness of the Form 25, CureVac Merger intends to file with the SEC a Certification and Notice of Termination of Registration on Form 15 requesting the termination of registration of the CureVac Shares under Section 12(g) of the Exchange Act and the suspension of CureVac’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the CureVac Shares. Immediately upon the filing of Form 15, CureVac’s legal obligation to file certain reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days thereafter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CureVac Merger B.V.,
as successor by merger to CureVac N.V.

Date: January 6, 2026	By:	/s/ Ramón Zapata-Gomez
Managing Director